HRT Execution Services LLC
(Formerly known as Sun Trading LLC)

Statement of Financial Condition
December 31, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HRT EXECUTION SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Greenwich St., 57th Fl, Four World Trade Center
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Morrissey (212) 293-1917
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

ONE SOUTH WACKER	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Morrissey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HRT EXECUTION SERVICES LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan Morrissey
Signature

Director of Accounting/FINOP
Title

Amelia Blair
Notary Public

AMELIA BLAIR
Notary Public, State of New York
Registration #01BL6359449
Qualified In Kings County
Commission Expires May 30, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HRT Execution Services LLC

Statement of Financial Condition

December 31, 2018

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Members of HRT Execution Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HRT Execution Services LLC (formerly known as Sun Trading LLC) (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2009.

Chicago, Illinois
February 28, 2019

HRT Execution Services LLC

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	8,857,350
Receivables from broker-dealers, exchanges, and clearing organizations		140,589
Financial instruments owned, at fair value		503,966
Cash held as collateral		200,000
Prepaid expenses		50,665
Dividends receivable		875
Due from affiliates		669,457
Other assets		411,223
Property, furniture, and leasehold improvements, net of accumulated depreciation and amortization of $1,671,711		828,247
Assets held for discontinued operations		4,131,310
Total assets	$	15,793,682

Liabilities and Member's Capital

Due to affiliates	$	189,031
Payables to broker dealers, exchanges, and clearing organizations		311,667
Accounts payable and accrued liabilities		611,924
Financial instruments sold, not yet purchased, at fair value		43,659
Deferred rent		992,593
Liabilities held for discontinued operations		1,441
Total liabilities		2,150,315
Member's capital		
Total member's capital		13,643,367
Total liabilities and member's capital	$	15,793,682

See Notes to Financial Statement.

Note 1. Nature of Operations and Significant Accounting Policies

Sun Trading LLC changed its name to HRT Execution Services LLC ("HRTX" or the "Company") on July 30, 2018. HRTX was organized under the Limited Liability Company Act of Illinois on April 24, 2003. Pursuant to HRTX's operating agreement effective as of April 25, 2003, as amended and restated (the Operating Agreement), and the Contribution Agreement dated February 2, 2005, HRTX is a wholly owned subsidiary of Sun Holdings, LLC (the "Parent"). On Feb 28, 2018, Hudson River Trading LLC ("HRT") and RDC I, Inc. ("RDCI") acquired the Parent.

The primary business of the Company for most of the year was to trade as a market maker or as principal in U.S. and foreign securities, foreign exchange and derivative instruments. The Company was a member of various securities and derivative exchanges and was a registered market maker on several of these exchanges through August 2018. This line of business was discontinued in August of 2018, except for trading foreign securities (Refer to note 9).

In August of 2018, the Company began to provide execution services for HRT Financial LLC ("HRTF"), an affiliate under common control, to support the Company's existing single dealer platform. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 and, through August 2018, operated pursuant to Rule 15c3-1(a)(6).

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB"), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of a Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include cash maintained at a United States ("US") bank. HRTX defines cash equivalents as short term highly liquid interest bearing investments with original maturities at the time of purchase of three months or less. At December 31, 2018, cash and cash equivalents included only cash in bank deposit accounts.

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Cash held as collateral: Cash held as collateral includes cash held at a US bank associated with a letter of credit (refer to Note 8), which is required by a landlord for one of the Company's operating leases.

Financial instruments: Transactions in securities and derivative financial instruments are recorded on a trade-date basis. These financial instruments are carried at fair value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition, either as receivables or payables from/to broker-dealers, exchanges, and clearing organizations, as applicable.

Interest and Dividends are earned primarily from Cash and cash equivalents and Financial instruments owned, at fair value, and are accounted for on an accrual basis. Dividends are recorded as of the ex-dividend date.

Receivables from and payables to broker-dealers, exchanges, and clearing organizations: The Company obtains financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements. Receivables and payables relating to trades pending settlement are netted by broker-dealers, exchanges, and clearing organizations in the Statement of Financial Condition.

Memberships in exchanges: The Company's exchange memberships held for operating purposes are recorded at cost, or if an impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value has occurred in the year ended December 31, 2018.

Property, furniture, and leasehold improvements: Furniture is being depreciated over the estimated useful life of seven years on a straight-line basis. Leasehold improvements are being amortized over the shorter of the estimated useful life or the lease term on a straight-line basis.
Platform Access: The Company agrees to grant HRTF use of the HRTX technical platform. As compensation for allowing HRTF to access and use the HRTX technical platform, HRTF pays HRTX a monthly fee in an amount equal to the cost of the expenses incurred plus a markup in connection with providing the access and use of the HRTX technical platform.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision or liability for U.S. federal income taxes has been recorded in the Statement of Financial Condition. The Company does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the respective income tax returns of its members.

4

Note 1. Nature of Operations and Significant Accounting Policies (continued)

FASB guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2018.

The Parent is generally not subject to tax examinations by U.S. Federal or state authorities for tax years before 2015.

Remeasurement of foreign currencies: Assets and liabilities denominated in currencies other than the entity's functional currency are remeasured at the rates of exchange prevailing at the close of business at the Statement of Financial Condition date.

Note 2. New Accounting Pronouncements

ASU 2016-02, Leases (ASU 2016-02"), issued in February 2016, requires lessees to recognize a right-of-use asset and a lease liability on the Statement of Financial Condition and disclose key information about leasing arrangements for all leases with the exception of short-term leases. Under this guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current US GAAP. The Company has adopted this guidance, effective as of January 1, 2019 under the modified retrospective method, in which the cumulative effect of applying the standard will be recognized at the date of adoption. As of December 31, 2018, the Company had two operating leases for office space with aggregate minimum lease commitments of $4,644,384. Upon adoption, lease commitments will be reflected on the Statement of Financial Condition as a lease commitment liability and a right-of-use asset will be recorded for substantially the same amount. The impact of this adoption on January 1, 2019 will be approximately a $2,700,000 right of use asset recorded as an asset, while the Deferred rent balance of approximately $1,000,000 will be eliminated and a new Lease liability of approximately $3,700,000 will be recorded as a liability on the Statement of Financial Condition.

Note 3. Receivables from and Payables to Broker-dealers, exchanges, and Clearing Organizations

At December 31, 2018, Receivables from broker-dealers, exchanges, and clearing organizations primarily represent amounts due for unsettled trades, cash held at clearing brokers, and rebates receivable from exchanges. Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for Financial instruments owned, at fair value, and Financial instruments sold, not yet purchased, at fair value.

Note 3. Receivables from and Payables to Broker-dealers, exchanges, and Clearing Organizations (continued)

As of December 31, 2018, Payables to broker-dealers, exchanges, and clearing organizations primarily represent amounts due for fees and commissions payable.

In the normal course of business, substantially all of the Company's financial instruments transactions, money balances and financial instruments positions are transacted with several brokers. The Company is subject to credit risk to the extent any broker or counterparty with which it conducts business is unable to fulfill contractual obligations on its behalf. Under the terms of its arrangements with the Company's clearing brokers, the clearing brokers have the right to charge the Company for losses resulting from the Company's failure to fulfill its contractual obligations, and these losses are not capped.

Management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

Note 4. Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value are determined through the use of models or other valuation methodologies.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Note 4. Fair Value Measurement (continued)

The availability of observable inputs can vary from security to security and are affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgment, and considers factors specific to the investment.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

Equity securities, exchange traded funds, and exchange traded futures that are traded in active markets are valued using quoted market prices or broker or dealer quotations and are categorized in Level 1.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

In addition, substantially all of the Company's other assets and liabilities are considered Financial instruments and, except for Property, furniture and leasehold improvements and Exchange memberships, are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

Notes to Financial Statement (continued)

Note 4. Fair Value Measurement (continued)

The following table presents the Company's fair value hierarchy for those Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value on a recurring basis as of December 31, 2018:

Assets

Description	Total	Level 1	Level 2	Level 3
Common Stocks	$ 487,733	$ 487,733	$ -	$ -
Real Estate Investment Trusts	179,034	-	179,034	-
Mutual Funds	2,316	2,316	-	-
Warrants	945	945	-	-
Total financial instruments owned, at fair value	$ 670,028	$ 490,994	$ 179,034	$ -

Liabilities

Description	Total	Level 1	Level 2	Level 3
Common Stocks	$ 40,068	$ 40,068	$ -	$ -
Preferred Stocks	6,154	6,154	-	-
Real Estate Investment Trusts	3,617	-	3,617	-
Rights	98	98	-	-
Total financial instruments sold, not yet purchased	$ 49,937	$ 46,320	$ 3,617	$ -

As of and for the year ended December 31, 2018, the Company had no assets or liabilities classified as Level 3.

The following table presents the Company's fair value hierarchy for those Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value from discontinued operations on a recurring basis as of December 31, 2018 (refer to Note 9):

Assets

Description	Total	Level 1	Level 2	Level 3
Common Stocks	$ 87,572	$ 87,572	$ -	$ -
Real Estate Investment Trusts	78,462	78,462	-	-
Warrants	28	28	-	-
Total financial instruments owned, at fair value	$ 166,062	$ 166,062	$ -	$ -

Liabilities

Description	Total	Level 1	Level 2	Level 3
Common Stocks	$ 26	$ 26	$ -	$ -
Preferred Stocks	6,154	6,154	-	-
Rights	98	98	-	-
Total financial instruments sold, not yet purchased	$ 6,278	$ 6,278	$ -	$ -

As of and for the year ended December 31, 2018, the Company had no assets or liabilities classified as Level 3.

Notes to Financial Statement (continued)

Note 5. Financial Instruments with Off-Balance Sheet Risk

The Company enters into futures contracts within its normal course of business. Such contracts are carried at fair value and have off-balance sheet risk.

Futures contracts are for delayed delivery of a financial instrument in which the seller agrees to make delivery at a specified future date at a specified price or yield. Futures contracts are exchange traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount of a financial instrument or commodity at a particular price. Holding a futures contract requires the Company to deposit with the clearing broker an amount of cash or other specified assets as margin.

The credit risk of futures contracts is limited since futures exchanges generally require the daily cash settlement of unrealized gains (losses) on open contracts with the futures exchange. Futures contracts may be settled by physical delivery of the underlying asset, cash settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date.

The notional amounts of futures contracts reflect the contractual basis upon which daily mark to market calculations are computed and do not reflect the amount at risk. Unrealized gains or losses, rather than notional amounts, represent the fair value of future cash flows. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility.

As of December 31, 2018, the Company did not hold open futures contracts. Futures trading was discontinued during the year.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The Company does not apply hedge accounting as defined in ASC 815-10-15, Derivatives and Hedging, as all financial instruments are recorded at fair value. Exposure to market risk is managed in accordance with risk limits set by senior management, and by buying or selling instruments or entering into offsetting positions.

Note 6. Related-Party Transactions

The Company has a services, space sharing and expense agreement with the Parent. The Company compensates the Parent for management services performed by the Parent. Further, the Parent reimburses the Company for rent and occupancy and for certain salary expenses, miscellaneous operating expenses and a recharge for administrative services paid for by the Company. The above agreements were terminated on April 1, 2018. As of December 31, 2018, the amount receivable from the Parent was $20,806.

Note 6. Related-Party Transactions (continued)

The Company has a services, space-sharing, and expense agreement with Hudson River Trading LLC ("HRT"), an affiliate. This agreement covers support services provided by HRT employees, compensation for such employees, fixed expenses, and office space utilized by the Company. Direct expenses incurred by the Company are not subject to this agreement. As of December 31, 2018, the amount payable to HRT was $189,031.

The Company has a platform access agreement with HRTF. This agreement grants HRTF access to and use of the HRTX technical platform. As of December 31, 2018, the amount receivable to HRTX was $636,400.

The Company has a services agreement with Sun Trading Solutions LLC ("STS"), an affiliate through common ownership, and compensates STS for use of computer equipment trading platforms and technology related services. Further, STS reimburses the Company for certain salary expenses, rent and occupancy, miscellaneous operating expenses and a recharge for administrative services paid for by the Company. As of December 31, 2018, the amount receivable from STS was $7,645.

Note 7. Property, Furniture, and Leasehold Improvements

Property, Furniture, and leasehold improvements at December 31, 2018 consist of:

Furniture	$ 398,176
Leasehold improvements	2,101,782
	2,499,958
Less: Accumulated depreciation and amortization	(1,671,711)
	$ 828,247

Note 8. Commitments and Contingencies

The Company leases office space under non-cancelable lease agreements that expire at various dates to June 2026. The aggregate minimum annual lease commitments under these operating leases, exclusive of additional payments for operating and maintenance costs, are as follows:

	Operating
2019	$ 633,122
2020	684,841
2021	738,082
2022	715,446
2023	516,064
2023 and thereafter	1,356,829
	$ 4,644,384

At December 31, 2018, the difference between recognized rent expense and actual cash payments for rent results in Deferred rent in the Statement of Financial Condition of $992,593.

The Company has provided a landlord a security deposit in the amount of $250,000 that is included in other assets in the Statement of Financial Condition at December 31, 2018.

The Company has obtained a letter of credit in the amount of $200,000 with a landlord as the beneficiary.

In the normal course of business the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against potential matters, and management believes there are no current outstanding matters that will have a material effect on the Company's financial position, results of its operations or net cash flows.

Note 9. Discontinued Operations

The Company terminated most of its trading operations during 2018, except for trading foreign securities and the execution services. The Company is in the process of winding down various financial instruments, assets and liabilities as disclosed below and operating expenses related to its discontinued operations.

Note 9. Discontinued Operations (continued)

The reconciliation of the major assets and liabilities of the discontinued operations to the amounts reported in the Statement of Financial Condition is as follow:

Carrying amounts of the major classes of assets included as part of discontinued operations

Receivables from broker-dealers, exchanges, and clearing organizations	$	2,516,258
Financial instruments owned, at fair value		166,062
Dividends receivable		265
Accrued interest receivable		4,575
Due from affiliates		1,650
Memberships in exchanges, at cost (fair value $1,797,267)		1,442,500
Total major classes of assets of the discontinued operations	$	4,131,310

Carrying amounts of the major classes of liabilities included as part of discontinued operations

Due to affiliates		1,402
Payables to broker dealers, exchanges, and clearing organizations		(6,278)
Financial instruments sold, not yet purchased, at fair value		6,278
Dividends payable		39
Total major classes of liabilities of the discontinued operation	$	1,441

Note 10. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 11. Risks

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures, forwards, and other financial instruments with similar characteristics. Futures and forward contracts provide for the sale or purchase of financial instruments at an agreed upon price or yield on an agreed future date. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the Statement of Financial Condition.

Note 11. Risks (continued)

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the Statement of Financial Condition.

Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

The Company also has sold securities it does not own and will therefore be obligated to acquire the securities in the future at prevailing market prices, which may exceed the amount recorded in the Statement of Financial Condition, as of December 31, 2018.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company is exposed to credit risk associated with counterparty nonperformance. Exchange traded financial instruments, such as futures, generally do not give rise to significant counterparty exposure due to soundness of the centralized clearing facility of the specific exchanges, the cash settlement procedures for daily gains and losses and the margin requirements of the individual exchanges.

Concentrations of credit risk: The Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the exposure to and creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk.

Note 12. Net Capital Requirements

Pursuant to SEC Rule 15c3-1, the Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain "net capital" equal to the greater of $250,000 or two percent of the Company's aggregate debit items, as these terms are defined. The Company's minimum requirement is to maintain net capital equal to the lesser of (1) $2,500 for each security in which it makes a market (unless the security in which it makes a market has a market value of $5 or less, in which event the amount of net capital is $1,000 for each such security) based on the average number of such markets made by such broker or dealer during 30 days immediately preceding the computation and (2) $1,000,000. At December 31, 2018, the Company had net capital and net capital requirements of $9,209,639 and $1,000,000, respectively. The net capital rules may effectively restrict the distribution of member's capital.

Note 13. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through the date the Statement of Financial Condition was issued. There have been no additional subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Statement of Financial Condition as of December 31, 2018.